Exhibit 99.1

Navios Maritime Holdings Inc. Announces Closing of Offering of $650 Million of 7.375% First Priority Ship Mortgage Notes Due 2022

MONACO — (Marketwired) — 11/29/13 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that the Company and Navios Maritime Finance II (US) Inc., its wholly owned finance subsidiary, completed the sale of $650 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The Notes are secured by first priority ship mortgages on 23 vessels aggregating approximately 2.2 million deadweight tons owned by certain subsidiary guarantors and certain other associated property and contracts rights. The Notes are guaranteed by all of the Company’s subsidiaries that guarantee the Company’s 8.125% Senior Notes due 2019.

The net proceeds of the offering together with cash on hand to the extent necessary will be used (i) to fund its current tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, (iii) to repay indebtedness relating to six vessels which will become part of the collateral for the Notes and (iv) for general corporate purposes.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and does not constitute an offer, solicitation or sale of any Notes or other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer of the Notes was made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.